UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): **May 6, 2004**

Commission file number: **1-07151**

THE CLOROX COMPANY
(Exact name of registrant as specified in its charter)

Delaware
(State or other
jurisdiction of
incorporation or
organization)

1-07151	**31-0595760**
(Commission File Number)	(I.R.S. Employer Identification No.)

1221 Broadway, Oakland, California 94612-1888
(Address of principal executive offices)   (Zip code)

(510) 271-7000
(Registrant's telephone number, including area code)

ITEM 7. FINANCIAL STATEMENTS, *PRO FORMA* FINANCIAL INFORMATION, AND EXHIBITS

Exhibits.

A copy of The Clorox Company's news release with respect to earnings for the quarter ended March 31, 2004 is attached hereto as Exhibit 99 and incorporated herein by reference.

ITEM 12. RESULTS OF OPERATIONS AND FINANCIAL CONDITION

On May 6, 2004, The Clorox Company (the "Company") issued a news release in the form of Exhibit 99 with respect to earnings for the quarter ended March 31, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE CLOROX COMPANY

Date: May 6, 2004   By: /s/ PETER D. BEWLEY
                                      Peter D. Bewley
                                      Senior Vice President – General Counsel
                                      and Secretary